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                                                Filed Pursuant to Rule 424(b)(3)
                                                              File No. 033-00001

MCDirect Shares Prospectus

We are pleased to offer MCDirect Shares, a direct stock purchase plan which provides investors with a convenient way to begin and build their McDonald's share ownership and reinvest dividends.

> If you are not a shareholder, you may enroll either by investing at least $500 or by authorizing automatic monthly investments of at least $50.

> If you hold at least 10 shares of McDonald's stock ($.01 par value) in your name, you may enroll.

> If you hold less than 10 shares in your name, you may enroll either by investing at least $500 or by authorizing automatic monthly investments of at least $50.

> If you are a McDonald's System member, you may join the Plan and invest in McDonald's stock by authorizing payroll deduction contributions to the Plan of at least $20 per investment, if offered by your employer.

> You may open a custodial account for a minor under the uniform gifts/transfers to minors act by investing at least $100, authorizing automatic investments of at least $50 or transferring at least one share to the minor.

> Under the Plan, your cash dividends will automatically be reinvested in additional shares of McDonald's stock.

> Once enrolled, you may make additional investments of $50 or more.

> If you are a shareholder, you may deposit your McDonald's stock certificates with our Plan Administrator for safekeeping, whether or not you participate in the Plan.

> You may establish either a traditional or Roth Individual Retirement Account
  (IRA) which invests in McDonald's stock through the Plan.

> You will be required to pay fees in connection with the Plan. These fees are described in this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the McDonald's stock or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The Plan described in this Prospectus includes changes that have been made to the terms of McDonald's MCDirect Shares Plan, effective on January 1, 2000. Consequently, this Prospectus will not be used until January 1, 2000.

The date of this prospectus is December 17, 1999.

Table of Contents
2  McDonald's Corporation
2  MCDirect Shares
5  Transaction or Plan Service Fees
7  U.S. Federal Income Taxation
7  Where To Get More Information
8  Use of Proceeds
8  Plan of Distribution
8  Legal Matters
8  Experts
8  Inquiries

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McDonald's Corporation

McDonald's Corporation and its subsidiaries develop, operate, franchise and service a worldwide system of restaurants which prepare, assemble, package and sell a limited menu of value-priced foods. These restaurants are operated by McDonald's and its subsidiaries or, under the terms of franchise agreements, by franchisees who are independent third parties, or by affiliates operating under joint-venture agreements between McDonald's or its subsidiaries and local business people. Uniform standards for quality of product, cleanliness and efficiency, speed and service have been established. The McDonald's System includes McDonald's franchisees and suppliers, their employees and employee benefit plans, as well as employees of McDonald's, its subsidiaries and affiliates. The McDonald's System operates more than 25,000 restaurants worldwide which are located in more than 100 countries. Our principal executive offices are located at One McDonald's Plaza, Oak Brook, IL 60523, telephone:
1-630-623-3000.

MCDirect Shares

Purpose

MCDirect Shares is a direct stock purchase plan which provides investors with a convenient way to begin and build their McDonald's share ownership and reinvest dividends.

Administration

The MCDirect Shares Plan Administrator is EquiServe Limited Partnership and its subsidiary EquiServe Trust Company, N.A. (hereafter collectively referred to as "EquiServe"). The Plan Administrator purchases and holds shares purchased under the Plan, maintains records, sends statements of account to participants, and performs other duties related to the Plan.

Eligibility and Enrollment

You are eligible to participate in the Plan if you meet the requirements described below. Regulations in certain countries may limit or prohibit participation in this type of plan. Therefore, if you live outside the U.S., you should first determine whether you are subject to any governmental regulations prohibiting your participation.

     You will be charged transaction fees for participating in the Plan (including a $5.00 enrollment fee), certain investment fees and, if applicable, a $35.00 annual IRA fee. The enrollment fee and the investment fee will be deducted from your initial investment. See "Transaction or Plan Service Fees" on page 5.

Shareholders

If you hold at least 10 shares (or one share for custodial accounts) of McDonald's stock in your name, you can join the Plan by mailing a completed enrollment form to the Plan Administrator. If you hold less than 10 shares in your name, you may enroll either by investing at least $500 or by authorizing automatic monthly investments of at least $50. Custodial accounts with one or more shares may enroll in the Plan. See "Methods of Investment--Automatic Investment" on page 3.

Non-shareholders

If you do not currently own McDonald's stock, you can join the Plan by making an initial investment of at least $500 ($100 for custodial accounts) or authorizing automatic monthly investments of at least $50 per month. You can get started by returning a completed enrollment form to the Plan Administrator.

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McDonald's System Members

If you are a McDonald's System member, you may also join the Plan by returning a completed enrollment form to your human resources representative and authorizing payroll deduction contributions to the Plan of at least $20 per investment, if offered by your employer. See "Methods of Investment--Payroll Deductions" below.

"Street Name" Holders

If your shares are held by a bank, broker or trustee, you should direct your bank, broker or trustee to register at least 10 shares (one share for custodial accounts) of McDonald's stock directly in your name or the custodial name for a minor and deliver a certificate to you. You can then get started by returning a completed enrollment form to the Plan Administrator.

IRAs

You can establish either a traditional or Roth IRA which invests in McDonald's stock through the Plan by making an initial investment to the IRA of at least $500 or by transferring at least 10 shares of McDonald's stock or $500 or more from an existing IRA. (An educational IRA will be available in the second quarter of 2000). You can get started by returning an IRA Enrollment Form and an IRA Funds Transfer Form to the Plan Administrator. These forms and a disclosure statement are available from the Plan Administrator by calling 1-800-Mc1-STCK (1-800-621-7825).

Methods of Investment

Investments cannot exceed $250,000 per calendar year and must be made in U.S. dollars. For the purpose of applying this limit, all investments during any calendar year (including initial and ongoing investments, but excluding dividend reinvestments and share deposits) are aggregated. The Plan Administrator will arrange for the purchase of shares for your account, but will not pay interest on amounts pending investment. You may be charged fees to invest in McDonald's stock under the Plan. See "Transaction or Plan Service Fees" on page 5.

Check Investment

Once enrolled, you may invest through the Plan by mailing a check or money order for at least $50, payable to EquiServe. Please mail the completed transaction form located on your account statement or transaction advice, along with your investment to the address specified in the form. Any individual or entity (including McDonald's, its subsidiaries and affiliates) may make additional cash investments for any participant or eligible investor as a gift, award or as an incentive for future performance.

Automatic Investment

If you wish to make regular monthly optional cash investments, you can authorize an automatic monthly withdrawal of at least $50 from your U.S. bank account. To get started, you must complete and return the automatic investment section of the enrollment form. Funds will be deducted from your account on the 15th of each month or the last day of each month (whichever date you choose), or if the date falls on a bank holiday, the next business day. Please allow up to four weeks for the first automatic investment to begin.

     To change or terminate automatic investments, you must notify the Plan Administrator in writing at least six business days before the next automatic debit date.

Payroll Deductions

If you are a McDonald's System member, you may authorize payroll deduction contributions to the Plan of at least $20 per investment, if offered by your employer. You should contact your personnel department or human resources representative to determine if payroll deductions are available to you and what the procedures are for initiating, changing and terminating payroll deductions.

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Dividends

By participating in the Plan, your cash dividends on shares, including fractional shares, held in the Plan will be automatically reinvested in additional shares of McDonald's stock.

Transfer of Shares from Street Name

If your shares are held by a bank, a broker, a trustee or other agent, you may transfer these shares to a Plan account by directing your agent to register these shares directly in your name and deliver a certificate to you.

Purchases of McDonald's Stock

Plan shares will be purchased by the Plan Administrator either on the open market or directly from McDonald's. Shares purchased on the open market may be made on any stock exchange in the United States where McDonald's stock is traded, in the over-the-counter market or by negotiated transactions on terms the Plan Administrator reasonably determines at the time of purchase. Any shares purchased by the Plan Administrator from McDonald's will be made in accordance with applicable requirements. Neither McDonald's nor any participant shall have any authority or power to control the timing or pricing of shares purchased, or the selection of the broker making the purchases. Therefore, you will not be able to precisely time your purchases through the Plan and will bear the market risk associated with fluctuations in the price of McDonald's stock. That is, if you send in an initial or optional cash investment or authorize automatic investments or payroll deductions, it is possible that the market price of McDonald's stock could go up or down before the broker purchases stock with your funds. In addition, you will not earn interest on investments for the period before the shares are purchased. You will be charged fees to purchase shares of McDonald's stock under the Plan. See "Transaction or Plan Service Fees" on page 5.

     Purchases will be made weekly, but may be made daily when practicable. If any such date is a day when the New York Stock Exchange is not open, purchases will be made the next day. When McDonald's stock is purchased on the open market, your price per share will be the weighted average purchase price of shares purchased on that date. In the case of purchases from McDonald's, your price per share will be the average of the high and low sales prices of McDonald's stock as reported on the New York Stock Exchange Composite Tape on that date.

Sales of McDonald's Stock

You can sell any number of whole shares in your Plan account or safekeeping account by calling 1-800-Mc1-STCK or accessing your account on a secured website at http://www.equiserve.com and providing the required account identification and security information, or by completing and returning the appropriate section of a transaction form to the Plan Administrator. The Plan Administrator will sell those shares, along with shares to be sold for other accounts, as promptly as practicable at 100 percent of the then current market price of McDonald's stock and will send you a check or wire the sales proceeds, less any sales and trading fees. See "Transaction or Plan Service Fees" on page 5.

     You can choose to sell your shares through a stockbroker of your choice. In that case, you must request a certificate for your shares from the Plan Administrator.

Withdrawal from the Plan/Issuance of Certificates

You can withdraw some or all of your shares from your Plan account by properly notifying the Plan Administrator. The Plan Administrator will transfer your shares to a book-entry account maintained by the Plan Administrator, unless you request a certificate.

     Certificates will be issued for whole shares only. If your request involves a fractional share, a check for the value of the fractional share (less applicable fees) will be mailed to you. Please allow 3 to 5 days to process your request.

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     Certificates will be issued in the name(s) in which the account is registered, unless otherwise instructed. In addition, checks will be payable to the name(s) in which the account is registered, unless otherwise instructed. If the certificate or check is to be issued in a name other than your Plan or safekeeping account registration, the signature(s) on the instructions or stock power must be guaranteed by a financial institution participating in the Medallion Guarantee program.

     Notices of withdrawal will be processed by the Plan Administrator and uninvested funds will be returned to you as soon as practicable, without interest. If your request to withdraw from the Plan is received on or after a dividend record date but before the dividend payment date, your withdrawal will be processed and a separate dividend check will be mailed to you within 5 days after the dividend payment date. Future dividends will be paid in cash, unless you rejoin the Plan.

Safekeeping of Your Stock Certificates

Shares of McDonald's stock that you buy under the Plan will be maintained in your Plan account for safekeeping. You will receive an annual statement detailing the status of your holdings. McDonald's shareholders who do not participate in the Plan may use the Plan's "safekeeping" service to deposit their McDonald's stock certificates at no cost. Because McDonald's and the Plan Administrator are responsible for the safekeeping of McDonald's stock certificates deposited with the Plan, you no longer bear the risk and cost associated with the loss, theft, or destruction of stock certificates so deposited. Shareholders using this service who are not Plan participants will receive dividends in cash until they enroll in the Plan. With safekeeping, you can take advantage of the transfer and sale of shares features of the Plan. Certificates will be issued upon request to the Plan Administrator. See "Issuance of Certificates" on page 4.

     To use the safekeeping service, send your certificates to the Plan Administrator by registered mail with written instructions to deposit them in safekeeping. Do not endorse the certificates or complete the assignment section.

Gift/Transfer of Shares

You can gift or transfer McDonald's stock to anyone you choose. You will not be charged any fees to gift or transfer share(s) under the Plan. In order to transfer some or all of your Plan shares or shares held in safekeeping, you must send the Plan Administrator signed transfer instructions. Your signature must be guaranteed by a financial institution participating in the Medallion Guarantee program.

     If you are opening a new Plan account, you must send a completed enrollment form and a $5.00 enrollment fee with your gift/transfer instructions. A new Plan account will not be opened unless you transfer at least 10 shares (one share for custodial accounts).

Transaction or Plan Service Fees
----------------------------------------------------------------------------------
Enrollment Fee                                                              $ 5.00
----------------------------------------------------------------------------------
Investment Fees
via check or wire                                                           $ 6.00
via automatic investment                                                    $ 1.50
via payroll deduction                                                       $    0
via dividend reinvestment                                                   $    0
----------------------------------------------------------------------------------
Sales Fee*                                                                  $15.00
proceeds via wire                                              Domestic add $25.00
                                                          International add $50.00
----------------------------------------------------------------------------------
Fee for Bounced Checks or Rejected Automatic Investments                    $20.00
----------------------------------------------------------------------------------
Annual IRA Fee                                                              $35.00
----------------------------------------------------------------------------------

*Plus a $.15 per share fee.

The Plan Administrator will deduct the applicable fees from proceeds due from a sale or funds received for investment. The Plan Administrator will charge applicable fees for IRA accounts. These fees are described in the IRA disclosure statement. The annual IRA fee will be deducted from your initial investment, unless paid separately. Future annual IRA fees will be deducted from your Plan account by selling sufficient shares to cover the fee, unless paid separately.

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     Because of the structure of the Plan fees, the cost to participate in the
Plan on a per share basis decreases with the number of shares bought or sold. For this reason, you should carefully consider the impact of the costs of participation in the Plan on your investment returns.

Account Statements

The Plan Administrator will establish and maintain a separate account under the Plan for you. You will receive transaction advices for account activity (except reinvested dividends and payroll deductions) and an annual statement listing your transactions. For additional sources of account information, see "Inquiries" on page 8.

Stock Splits; Stock Dividends; Other Distributions

In the event dividends are paid in McDonald's stock, or if McDonald's stock is distributed in connection with any stock split or similar transaction, your account will be adjusted accordingly.

Voting of Proxies

You will receive proxy materials, including a proxy for shares of McDonald's stock held in your Plan account via mail, or with your consent, electronically. Either way, the proxy will be voted as indicated by you. If you do not return a proxy card or return it unsigned prior to the fifth day before a shareholder meeting, the Plan Administrator will vote them in accordance with the majority of the Plan shares voted by participants.

Responsibility of the Plan Administrator and McDonald's

Neither McDonald's nor the Plan Administrator will be liable for any act they do in good faith or for any good faith omission to act. This includes liability for: the failure to terminate your account upon your death prior to receiving written notice, or any purchases or sales prices reflected in your Plan account or the dates of purchases or sales of your Plan shares or any fluctuation in the market value after purchase or sale of shares.

     Neither McDonald's nor the Plan Administrator can assure a profit or protect you against a loss on the shares you purchased under the Plan. The payment of dividends is at the discretion of the McDonald's Board of Directors and will depend on future earnings, the financial condition of McDonald's and other factors. The Board may change the amount and timing of dividends at any time without notice.

Modification or Termination of the Plan

McDonald's may modify or terminate the Plan at any time and, in such event, you will be so notified. No modification or termination will affect your previously executed transactions. The Plan Administrator also reserves the right to change any administrative procedures of the Plan.

Interpretation of the Plan

McDonald's may interpret and regulate the Plan as deemed necessary or desirable in connection with the operation of the Plan and resolve questions or ambiguities concerning the various provisions of the Plan.

Governing Law

The Plan is governed by and construed in accordance with the laws of the State of Illinois.

Change of Eligibility; Termination

The Plan Administrator will from time to time review your Plan account to determine whether you continue to be eligible to participate in the Plan. If the Plan Administrator determines that you are no longer eligible to participate, or if the Plan is terminated, the Plan Administrator will notify you in writing. The Plan Administrator will transfer all of your shares of McDonald's stock in your Plan account to a book-entry/safekeeping account maintained by the Plan Administrator, unless otherwise instructed. Please allow up to 30 days for this transfer. You can request a certificate for your whole shares and a check for the value of any fractional shares (based on the then current market price, less applicable fees). You can also

                                       6
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request a sale of your shares. See "Sales of McDonald's Stock" on page 4. If your account consists of only a fractional share, the Plan Administrator may close your account by notifying you in writing and sending a check to you for the value of the fractional share based on the last sale price for any whole shares sold, less any sales and trading fees. See "Transaction or Plan Service Fees" on page 5.

U.S. Federal Income Taxation

Cash dividends reinvested under the Plan will be taxable as having been received by you even though you have not received them in cash. You will receive an annual statement from the Plan Administrator indicating the amount of reinvested dividends reported to the U.S. Internal Revenue Service as dividend income.

     You will not realize gain or loss for U.S. Federal income tax purposes upon the transfer of shares to the Plan or the withdrawal of whole shares from the Plan. You will, however, generally realize gain or loss upon the sale of shares (including the receipt of cash for fractional shares) held in the Plan.

     If you are a non-resident alien or non-U.S. corporation, partnership or other entity generally you are subject to a withholding tax on dividends paid on shares held in the Plan. The Plan Administrator is required to withhold from dividends paid the amount determined in accordance with IRS regulations. Where applicable, this withholding tax is determined by treaty between the U.S. and your country. Accordingly, the amount of any dividends, net of the applicable withholding tax, will be credited to your account for investment in additional shares of McDonald's stock.

     The above summary is not a comprehensive summary of all of the tax considerations that may be relevant to your participation in the Plan. In addition, special tax considerations may apply to certain participants, such as those participating through an IRA. Therefore, you are urged to consult your tax advisor regarding the consequences of participation in the Plan.

Where to Get More Information

McDonald's files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by McDonald's at the SEC's public reference room in Washington, D.C. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

     The SEC allows McDonald's to "incorporate by reference" into this prospectus information about McDonald's which is contained in the reports filed with the SEC. The following documents filed with the SEC are incorporated into this prospectus by reference and are considered a part of this prospectus:

     (a) Our current Annual Report on Form 10-K for the fiscal year ended December 31, 1998;

     (b) Our current Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999;

     (c) An amendment to the Registration Statement on Form 10 filed with the SEC on April 23, 1991, which contains a description of McDonald's stock, and any amendment or report which McDonald's files later to update that description.

     Later information that McDonald's files with the SEC will update this information. McDonald's is also incorporating by reference all documents that McDonald's files with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the date of this prospectus.

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     McDonald's will provide any of the above documents (including any exhibits that are specifically incorporated by reference in them) to each person, including any beneficial owner, to whom a prospectus is delivered. You may request these documents at no cost. Written or telephone requests should be directed to: McDonald's Shareholder Services, McDonald's Corporation, Kroc Drive, Oak Brook, Illinois 60523, telephone: (630) 623-7428. McDonald's Annual Report, MCDirect Shares Plan brochure/prospectus/enrollment form and other current financial information are available on our website at http://www.mcdonalds.com.

     You should rely only on the information incorporated by reference or provided in this prospectus or in any prospectus supplement. McDonald's has authorized no one to provide you with different information. McDonald's is not making an offer to sell stock in any state or country where the offer is not permitted. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than the date of the document.

Use of Proceeds

McDonald's will receive proceeds from the purchase of McDonald's stock under the Plan only if purchases are made directly from McDonald's, and not from open market purchases by the Plan Administrator. Proceeds received by McDonald's from such purchases shall be used for general corporate purposes.

Plan of Distribution

McDonald's stock offered pursuant to the Plan will be purchased in the open market or, at McDonald's option, directly from McDonald's. You will be charged fees for participating in the Plan. See "Transaction or Plan Service Fees" on page 5 for a complete description. All other costs related to the administration of the Plan will be paid by McDonald's.

Legal Matters

Shelby Yastrow, a former Executive Vice President of McDonald's, has given his opinion regarding the legality of the Common Stock covered by this prospectus. Mr. Yastrow owns shares of McDonald's stock and he is eligible to participate in the Plan.

Experts

The consolidated financial statements of the Company included in the Company's Annual Report on Form 10-K for the year ended December 31, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein, and incorporated in this prospectus by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Inquiries

For information about your account, you can call the Plan Administrator at 1-800-Mc1-STCK (U.S. and Canada) or 1-201-222-4990 (other countries call collect) or 1-201-222-4945 (TDD# for hearing impaired). An automated response system providing account balance, stock prices and other information is available 24 hours daily and representatives are available weekdays between 9:00 a.m. and 5:00 p.m., (ET). Access to your account information is available on the internet at http://www.equiserve.com. Have your account number, U.S. Social Security number, if applicable, and your password available for Internet account access.

     Send written correspondence to McDonald's Shareholder Services, c/o EquiServe, P.O. Box 2591, Jersey City, New Jersey 07303-2591. Please include a transaction form, found at the bottom of your account statement, or a letter which includes your account number and refers to MCDirect Shares and a daytime telephone number.

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